07005069

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 65718

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH. DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gallatin Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Youngblood (212) 891-7990
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

ALAN H. LEVINE
NOTARY PUBLIC, State of New York
No. 30-7510076
Qualified in New York County
Commission Expires Sept. 30, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALLATIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

GALLATIN CAPITAL, LLC

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-6

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Gallatin Capital, LLC

We have audited the accompanying statement of financial condition of Gallatin Capital, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gallatin Capital, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2007

GALLATIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006		
ASSETS		
Cash and cash equivalents	$	366,194
Fees receivable		1,309,034
Property and equipment, net		58,984
Other assets		30,222
	$	1,764,434
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	106,040
Income taxes payable		48,000
Deferred income tax liability		52,411
Total liabilities		206,451
Members' equity		
Class A - authorized 1,000 shares; issued and outstanding 200 shares		
Class B - authorized 1,000 shares; none issued		1,557,983
	$	1,764,434

See accompanying notes to financial statements.

GALLATIN CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Gallatin Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in private placements of securities.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts at December 31, 2006.

Fee Revenues

Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Maintenance and repairs are charged to expense and major renewals and betterments are capitalized. At the time property and equipment are retired or disposed of, the applicable cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to operations.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

3. Property and equipment

Details of property and equipment at December 31, 2006 are as follows:

Furniture and fixtures	$ 35,103
Office equipment	111,462
Computer software	16,422
	162,987
Less accumulated depreciation and amortization	104,003
	$ 58,984

4. Members' equity

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class B Units. In accordance with the Company's operating agreement, each unit shall have the same rights, priorities and preferences except that each issued and outstanding Class A Unit shall entitle the holder to full voting power, the right to participate in any meeting or vote of Members, or to have any notice of such meetings. As of December 31, 2006 there were 200 Class A Units issued and outstanding.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $212,000 which was approximately $202,000 in excess of its minimum requirement of approximately $10,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Commitment

At December 31, 2006, the Company is obligated under an operating lease for office space which expires in March 2007. Rent expense under the agreement for the year ended December 31, 2006 was approximately $104,000.

Approximate future annual rental payments for the year ended December 31, 2007 are $19,800.

8. 412(i) Defined benefit plan

The Company maintains a participating 412(i) defined benefit plan (the "Plan"). This Plan is for the benefit of all eligible employees. The Company is required to make annual contributions to the Plan based on a fee schedule provided by the plan administrator. Future contributions may be reduced depending on the actual dividend rate earned by the annuity contracts maintained within the plan. The Plan also contains life insurance for the eligible employees. The Company made contributions of approximately $455,000 to the Plan for the year ended December 31, 2006. The Company anticipates it will make contributions of approximately $361,000 to the Plan for the year ended December 31, 2007.

9. Income taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Current income tax expense results from the New York City unincorporated business tax.

Deferred income tax expense results from differences between the book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer. The deferred income tax liability is mainly attributable to the timing difference related to the fees receivable.

10. Major customer

For the year ended December 31, 2006 approximately $5,545,000 of fee revenues were earned from one customer. Fees receivable from this customer were approximately $1,146,000 at December 31, 2006.

11. Concentration of credit risk

The Company maintains its cash balance at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

12. 401(k) Retirement plan

The Company maintains a contributory 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan which cannot exceed $15,000 for the year ended December 31, 2006. Company contributions to the 401(k) Plan are at the discretion of management. For the year ended December 31, 2006, the Company contributed approximately $42,000 to the 401(k) Plan, which is included in accounts payable and accrued expenses at December 31, 2006.

END